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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                               FRANKLIN COVEY CO.
                   (Name of Subject Company and Filing Person)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                    353469109
                      (CUSIP Number of Class of Securities)

                           VAL JOHN CHRISTENSEN, ESQ.
                          Secretary and General Counsel
                           2200 West Parkway Boulevard
                         Salt Lake City, Utah 84119-2331
                            Telephone: (801) 975-1776
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE


             Transaction Valuation           Amount of Filing Fee
             ---------------------           --------------------

                  $44,000,000*                      $8,800


     * This amount assumes the purchase of 7,333,333 shares of common stock, par value $0.05 per share, at the tender offer price of $6.00.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount previously paid:    $8,800           Filing party:  Franklin Covey Co.

   Form or registration No.:  Schedule TO      Date filed:    November 26, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third-party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Amendment No. 4 to Tender Offer Statement is being filed to terminate and withdraw Franklin Covey's tender offer to purchase shares of its common stock at $6.00 per share. On January 28, 2002, Franklin Covey's board of directors decided to terminate and withdraw the tender offer based on adverse changes that had occurred since the date of initiation of the tender offer. Accordingly, the Company will not accept for payment any and will instruct the Depositary to return all of the shares tendered by its stockholders pursuant to the tender offer. A press release explaining the termination and withdrawal of the tender offer is attached to this Schedule TO as Exhibit (a)(5)(F).

ITEM 12.  EXHIBITS.

         (a)(1) (A) Offer to Purchase, dated November 26, 2001, as amended on November 28, 2001, and December 21, 2001.*

                  (B)      Form of Letter of Transmittal.*

                  (C)      Form of Notice of Guaranteed Delivery.*

                  (D) Form of Letter to brokers, dealers, commercial banks, trust companies, and other nominees.*

                  (E) Form of Letter to client for use by brokers, dealers, commercial banks, trust companies, and other nominees.*

         (a)(2)-(4)        Not applicable.

         (a)(5)   (A)      Press Release, dated November 13, 2001.*

                  (B)      Summary Advertisement, dated November 26, 2001.*

                  (C)      Press Release, dated November 26, 2001.*

                  (D)      Press Release, dated December 21, 2001.*

                  (E)      Press Release, dated January 9, 2002.*

                  (F)      Press Release, dated January 18, 2002.

         (b)      Not applicable.

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed on Schedule TO

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Tender Offer Statement on Schedule TO is true, complete, and correct.

                                              FRANKLIN COVEY CO.


January 18, 2002                              By /s/ Robert A. Whitman
                                                --------------------------------
                                                   Robert A. Whitman
                                                   Chief Executive Officer